[Wachtell, Lipton, Rosen & Katz Letterhead]

June 15, 2016

VIA EDGAR
Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Dollar Tree, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 2, 2016
File No. 333-211142
Form 10-K for Fiscal Year Ended January 30, 2016
Filed March 28, 2016
File No. 000-25464
Form 8-K Filed May 5, 2016
File No. 000-25464
Form 10-Q for Quarterly Period Ended April 30, 2016
Filed June 9, 2016
File No. 000-25464

Dear Ms. Ransom:

On behalf of Dollar Tree, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to (i) the Company’s amended registration statement on Form S-4 filed with the Commission on June 2, 2016 (the “First Amended Registration Statement”), (ii) the Company’s Annual Report on Form 10-K filed with the Commission on March 28, 2016 (the “Form 10-K”), (iii) the Company’s Current Report on Form 8-K filed with the Commission on May 5, 2016 (the “Form 8-K”) and (iv) the Company’s Quarterly Report on Form 10-Q filed with the Commission on June 9, 2016, contained in your letter dated June 13, 2016 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.  The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

Registration Statement on Form S-4

1.              Please revise this section to incorporate by reference the 8-K filed March 23, 2016, the 8-K/A filed June 2, 2016, and the 10-Q filed June 9, 2016.

RESPONSE:

The Company respectfully advises the Staff that will revise the disclosure on page ii in an amendment to the First Amended Registration Statement (“Amendment No. 2”) in response to this comment.

Form 10-K for the Fiscal Year Ended January 30, 2016

Note 2 - Acquisition, page 53

2.              We reviewed your response to comment 6. To the extent you include the pro forma summary regarding Family Dollar in future filings please clearly include disclosure, if true, that the divestiture is excluded and the impact. In this regard, pro forma recognition should be given to the impact of the divestiture, a condition of the acquisition, to the extent it is identifiable at the time the pro formas are prepared. If operations to be divested are not identifiable with any reasonable certainty at that time, the notes to the pro forma financial information should disclose any contingencies and the reasonably possible impact on the financial statements.

The Company respectfully submits that in future filings it will provide pro forma recognition of the impact of the divestiture.

3.              We reviewed your response to comment 7. In future filings, please disclose a qualitative description of expected synergies for material acquisitions where significant goodwill is recognized.

The Company respectfully submits that in future filings, it will disclose a qualitative description of expected synergies for material acquisitions where significant goodwill is recognized.

Note 6 — Long-Term Debt, page 63

4.              We note your response to comment 8 that you believe the disclosure requirements of Rule 4-08(e)(1) are satisfied by the description of the covenants in the Form 10-K. Please tell us the amount of retained earnings or net income restricted or free of restrictions as of January 30, 2016. In future filings please disclose the amount of retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X.

The Company respectfully submits that the dollar amount that the Company is able to pay in dividends at any given time under the terms of the Indentures and New Senior Secured Credit Facilities is subject to a number of factors and can be determined as discussed below.  In particular, both the Indentures governing the Acquisition Notes and the credit agreement governing the New Senior Secured Credit Facilities permit the payment of dividends, regardless of dollar amount, so long as on a pro forma basis the Company’s consolidated total net leverage ratio remains below 3.50 to 1.00.  As of January 30, 2016, the Company’s consolidated total net leverage ratio was below this threshold.

To augment a reader’s understanding of the covenants in the Indentures governing the Acquisition Notes, in future filings, we will enhance our disclosure of the restrictions on dividends and other restricted payments. Such enhanced disclosure would add the text below (in bold italics) after the existing disclosure about the Indentures (not in bold):

“The Indentures contain covenants that limit our and certain of our subsidiaries ability to, among other things and subject to certain significant exceptions: (i) incur, assume or guarantee additional indebtedness; (ii) to make certain restricted payments; (iii) make any principal payment on, or redeem or repurchase, subordinated debt; (iv) make loans, advances or other investments; (v) incur liens; (vi) sell or otherwise dispose of assets, including capital stock of subsidiaries; (vii) consolidate or merge with or into, or sell all or substantially all assets to, another person; and (viii) enter into transactions with affiliates. The Indentures also provide for certain events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Acquisition Notes under the applicable indenture to be declared immediately due and payable.

The restriction in the Indentures on the Company’s ability to pay dividends is subject to certain significant exceptions, including an exception that permits the Company to pay dividends and make other distributions regardless of dollar amount so long as, after giving pro forma effect thereto, the Company would have a consolidated total net leverage ratio, as defined under the Indentures, no greater than 3.50 to 1.00. As of the most recently ended fiscal quarter, the Company’s consolidated total net leverage ratio, as defined in the Indentures, was below 3.50 to 1.00.  So long as the Company’s consolidated total net leverage ratio remains below 3.50 to 1.00, the Indentures do not restrict the ability of the Company to pay dividends.”

To augment a reader’s understanding of the covenants in the credit agreement governing our New Senior Secured Credit Facilities, in future filings, we will enhance our disclosure of the restrictions on dividends and other restricted payments. Such enhanced disclosure would add the text below (in bold italics) after the existing disclosure about the New Senior Secured Credit Facilities (not in bold):

“The New Senior Secured Credit Facilities contain representations and warranties, events of default and affirmative and negative covenants. These include, among other things and subject to certain significant exceptions, restrictions on our ability to declare or pay dividends, repay the Acquisition Notes, create liens, incur additional indebtedness, make investments, dispose of assets and merge or consolidate with any other person.

In addition, a financial maintenance covenant based on our consolidated first lien secured net leverage ratio will apply to the New Revolving Credit Facility and the Term Loan A tranche of the New Term Loan Facilities.

The restriction in the credit agreement governing our New Senior Secured Credit Facilities on the Company’s ability to pay dividends is subject to certain significant exceptions, including an exception that permits the Company to pay dividends and make other restricted payments regardless of dollar amount so long as, after giving pro forma effect thereto, the Company would have a total net leverage ratio, as defined under the credit agreement, no greater than 3.50 to 1.00. As of the most recently ended fiscal quarter, the Company’s consolidated total net leverage ratio, as defined in the credit agreement, was below 3.50 to 1.00. So long as the Company’s consolidated total net leverage ratio remains below 3.50 to 1.00, the credit agreement does not restrict the ability of the Company to pay dividends.”

Form 8-K filed May 5, 2016, Exhibits 99.1 and 99.6

5.              We reviewed your response to comment 9. Please clarify further why $74.4 million in accelerated depreciation expense was included in Exhibit 99.1 but excluded in Exhibit 99.6 and why $34.3 million in other non-recurring items were also excluded from Exhibit 99.6 Please explain in greater detail the nature and basis of these adjustments. Please also explain your basis for the elimination of amortization and depreciation on the inventory step-up and fixed asset purchase price adjustments disclosed in both exhibits as it appears these adjustments have a continuing impact beyond the transaction date. Further, please respond to that portion of our comment requesting your consideration of presenting each pro forma adjustment separately on the face of the condensed combined income statement or alternatively providing the individual components of the adjustments, such as adjustment (B) in Exhibit 99.6, in the notes.

The Company respectfully submits that the $74.4 million in accelerated depreciation expense resulted from the conforming of the Family Dollar accounting policies regarding the depreciable periods for leasehold improvements to those of the Company.  As this depreciation expense is not a non-recurring expense, the Company will revise Exhibit 99.6 to reflect the inclusion of this expense for each period in the fiscal year ended January 30, 2016.

The inventory step-up amortization included in the $34.3 million follows the sale of the merchandise it relates to.  It represents an adjustment which has a continuing impact beyond the transaction date; however, because Family Dollar’s inventory turns several times each year, within a year of the closing of the acquisition, the related merchandise will be sold and the step-up in basis will be fully amortized.  For this reason, the Company excluded it from the pro forma calculation in Exhibit 99.6.

The Company intends to file an 8-K/A with a revised Exhibit 99.6 to reflect the inclusion of the depreciation expense as noted above.  As a result of this change, the pro forma net income to be reflected in Exhibit 99.6 will be $565.7 million.  The Company also intends to further revise Exhibit 99.6 to reflect the individual components in Note 2, adjustment B.

Form 8-K filed May 26, 2016, Exhibit 99.1

6.              You disclose a full non-GAAP income statement which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

The Company respectfully submits that it has reviewed the guidance set forth in the updated Compliance and Disclosure Interpretations issued on May 17, 2016 and will consider such guidance when preparing the Company’s next earnings release to ensure that such earnings release is prepared in a manner consistent with this guidance.

Form 10-Q for the quarterly period ended April 30, 2016

Notes to Unaudited Condensed Consolidated Financial Statements

1.  Basis of Presentation, page 7

7.              Please tell us your consideration of disclosing the cumulative effect of the change on retained earnings as of the beginning of the period of adoption of ASU No. 2016-09. Refer to ASC 718-10-65-4. Please also disclose whether you elected to estimate the number of awards that are expected to vest or to account for forfeitures when they occur.

The Company respectfully submits that in future filings, it will disclose that the effect of the adoption of ASU No. 2016-09 on retained earnings was not material and that it has elected to account for forfeitures when they occur.

2.  Acquisition, page 8

8.              You disclose that you have excluded material non-recurring adjustments from the pro forma financial information including the step-up of Family Dollar inventory to its fair value. In this regard, this fair value adjustment appears to relate to each item in the acquired inventory and its unwinding recurs as each item is sold such that there is a continuing impact beyond the transaction date. If our understanding is not correct, please tell us or revise your pro forma summary to include the unwinding of your fair value inventory step-up.

The Company respectfully submits that the step-up adjustment unwinds as merchandise is sold.  The adjustment has a continuing impact beyond the acquisition transaction date; however, because Family Dollar’s inventory turns several times each year, within a year of the closing of the acquisition, the related merchandise will be sold and the step-up in basis will be fully amortized.  The first quarter of fiscal 2016 results included $6.3 million of expense related to the unwinding of the step-up and the second quarter of fiscal 2016 is expected to include $2.0 million of expense after which the inventory step-up will be fully amortized.  As the amortization will be complete within a year of the closing of the acquisition, the Company did not include its effect in calculating the pro forma financial information for the 13 weeks ended May 2, 2015.

9.              Please explain the nature of the accelerated depreciation and amortization or product rationalization charges that have been excluded from your pro forma summary, tell us the related amount of these adjustments, and the guidance you relied on in not giving effect to these charges.

The Company respectfully submits that the accelerated depreciation and amortization is the result of the conforming of Family Dollar’s depreciation policy to the Company’s depreciation policy, which resulted in Family Dollar’s leasehold improvements being depreciated more quickly following the acquisition as compared to the periods prior to the acquisition.  As this depreciation expense is not a non-recurring expense, in future filings, the Company will give effect to these costs and remove the reference to accelerated depreciation and amortization charges being excluded.

As disclosed in Note 2 to the Form 10-K, the product rationalization charges were inventory markdowns due to SKU rationalization and planned inventory liquidations.  These markdowns totaled $73.0 million and were recorded primarily in the second quarter of fiscal 2015.  Following the acquisition, management decided to eliminate certain products from the assortment in the Family Dollar stores.  The inventory was liquidated using clearance sales; therefore, the estimated markdowns were recorded at the time management determined that it would mark down the products to clear them from the stores.  As this was a decision which was connected to management’s initial decisions regarding the future of the Family Dollar stores and not markdowns which would recur as part of on-going operations, these markdowns were not considered in the pro forma summary.

10.  Condensed Consolidating Financial Information, page 14

10.       Please disclose, if true, that all guarantees are full and unconditional.

The Company respectfully submits that in future filings, it will include disclosure confirming that all guarantees are full and unconditional.

****

In the event the Company requests acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the First Amended Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1367 or by email at BCPrice@wlrk.com.

Sincerely,

/s/ Brandon C. Price
Brandon C. Price

cc:                                Via E-mail

William A. Old, Jr., Dollar Tree, Inc.